1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 21, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 33-12113, 811-05028

Dear Mr. Thompson

In a May 6, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 152 (“Post-Effective Amendment No. 152”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”), as filed on March 18, 2009, to register Institutional Class and Administrative Class shares of the PIMCO Emerging Markets and Infrastructure Bond Fund (the “Fund”), a new series of the Registrant.1 A summary of the Staff’s comments, along with the Registrant’s responses, are set forth below.

Prospectus

Comment 1:    In the Prospectus, a section entitled “Summary Information” precedes the Fund’s Risk/Return Summary. Pursuant to General Instruction C(3)(a) to Form N-1A, this section should be moved to a point after the Fund’s Risk/Return Summary.

Response:    Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 99, as filed on May 27, 2005, the Registrant’s Post-Effective Amendment No. 135, as filed June 13, 2008 and the Registrant’s Post-Effective Amendment No. 148, as filed January 2, 2009, each with respect to other series of the Registrant. The Registrant’s response,

[1]	This series was named PIMCO Emerging Markets Infrastructure Bond Fund in Post-Effective Amendment No. 152. The new name of the series is PIMCO Emerging Markets and Infrastructure Bond Fund.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

Brion Thompson May 21, 2009 Page 2

set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 99, 135 and 148.2

General Instruction C(3)(a) of Form N-1A specifies that the information required by Items 2 and 3 (the Risk/Return Summary) must not be preceded by any other information, except the cover page. The Staff has, however, relaxed this requirement for combined prospectuses. The current format of the Fund’s stand-alone Prospectus reflects the general format of the Registrant’s other combined prospectuses. In the Registrant’s other combined prospectuses, a summary of information about certain important investment characteristics of each fund, as well as a list of the main defined terms, appears before the Risk/Return Summaries. The Registrant believes that maintaining this format in its stand-alone prospectus complements the investor’s familiarity with the standard PIMCO prospectus format and allows investors to easily compare funds across the various prospectuses.

Furthermore, in the present case, the Fund will only be offered under a separate stand-alone prospectus for a limited period until the Fund can be integrated into one of the combined cluster prospectuses in connection with a future update of the PIMCO prospectuses.

Comment 2:    With respect to the Fund’s name, the word “Bond” suggests a certain type of investment and, consequently, suggests that the Fund will invest at least 80% of its assets in “bonds” or bond-related derivative instruments. However, the Fund Summary states, in relevant part, that the Fund “seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments.” The reference to “Fixed Income Instruments” should be replaced with a reference to “bonds.”

Response:    Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 93, as filed on April 16, 2004, the Registrant’s Amendment No. 130, as filed on February 29, 2008 and the Registrant’s Post-Effective Amendment No. 145, as filed on November 12, 2008, each with respect to other series of the Registrant. The Registrant’s

[2]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 99 at 10 (July 26, 2005) (“PEA 99 Letter”); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 135, at 1 (Aug. 25, 2008) (“PEA 135 Letter”); see also Letter from Christopher S. Ha to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 148, at 3 (Mar. 18, 2009) (“PEA 148 Letter”).

Brion Thompson May 21, 2009 Page 3

response, set forth below, is substantively similar to its responses provided to the comments on Post-Effective Amendment Nos. 93, 130 and 145.3

The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bond” in describing the Fund’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Fund considers to be a “bond” for purposes of its investment policy, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 3:    With respect to the Fund’s name, the word “Infrastructure” suggests a certain type of investment and, consequently, suggests that the Fund will invest in infrastructure-related securities and instruments to the extent required by Rule 35d-1. However, the Fund Summary for the Fund states that the Fund “seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments that are economically tied to emerging market countries, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements” (the “80% Basket”). Please revise the disclosure relating to the Fund’s 80% Basket to include investments in infrastructure-related securities and instruments as required by Rule 35d-1.

[3]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 93, at 4 (July 30, 2004); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 130, at 3 (April 28, 2008); see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 145, at 2 (January 23, 2009).

Brion Thompson May 21, 2009 Page 4

Response: As noted above, the name of the Fund was changed to PIMCO Emerging Markets and Infrastructure Bond Fund. The Fund will include the following disclosure relating to the Fund’s 80% Basket and investments in infrastructure-related securities and instruments:

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio consisting of Fixed Income Instruments that are economically tied to emerging market countries and Fixed Income Instruments that are issued by infrastructure entities, projects or assets, all of which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

Comment 4: The “Emerging Market Securities” bullet point under the “Foreign (Non-U.S.) Securities” subsection of the “Characteristics and Risks of Securities and Investment Techniques” section of the Prospectus states that PIMCO generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. It is the Staff’s view that, where a fund uses a standard other than one based on the percentage of an issuer’s profits, revenues or assets derived from a particular country to determine whether the issuer is based in the country, the fund should explain how the standard being used subjects the issuer to the economic fortunes and risks of the country to such a degree that it supports the use of the standard. Accordingly, please supplementally explain how being organized under the laws of an emerging market country subjects an issuer to the economic fortunes and risks of the relevant country.

Response: Previously, the Registrant has responded to a similar comment received from the Staff in connection with Post-Effective Amendment No. 124, as filed on May 31, 2007 and Amendment No. 178, as filed on October 1, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Post-Effective Amendment No. 124 and Amendment No. 178.4

Currently, with respect to the Fund’s investments in emerging market securities, the Registrant includes the following disclosure in the Prospectus:

[4]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 124, at 2 (February 26, 2008); see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 178 at 4 (February 26, 2009).

Brion Thompson May 21, 2009 Page 5

PIMCO generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries.

As you know, for funds that have a policy to invest at least 80% of their assets in investments economically tied to a particular country or region suggested by their names, Rule 35d-1 requires that those funds disclose in their prospectuses the specific criteria that are used to select investments that meet this standard.5 The release adopting Rule 35d-1 provides that in order for an investment to be “economically tied” to a particular country or region, such an investment must expose the fund’s assets to the economic fortunes and risks of the country or region indicated by its name.6 This approach was designed to provide funds with greater flexibility than the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria.7

The Registrant believes where a fund invests in instruments of issuers that are organized under the laws of emerging market countries, the fund gains exposure to the economic fortunes and risks of those countries. Although global economies and financial markets are becoming increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position.

[5]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).

[6]	Id.

[7]

Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (the “Proposing Release”). Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.

Brion Thompson May 21, 2009 Page 6

Similarly, investments in issuers organized under the laws of non-U.S. countries may expose the Fund to various non-U.S. risks, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability. In addition, with respect to certain money market instruments, the Registrant also believes it is appropriate to look to the guarantor’s country of organization, as the country-specific factors discussed above may affect the credit quality of and/or risks associated with such an instrument.

The Registrant believes that the criteria in the Proposing Release are instructive as to whether an investment in an issuer organized under the laws of a non-U.S. country provides the requisite exposure to the economic fortunes and risks of the non-U.S. country. The Registrant notes that one of the criteria found in the Proposing Release permitted a fund to invest in securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name.8 In fact, the Staff has consistently permitted funds to include as qualifying assets, for purposes of their non-U.S. asset test, investments in securities of issuers organized under the laws of non-U.S. countries.9

Comment 5:    In the “Principal Risks” section of the “Fund Summary” section, the Fund identifies its principal risks in bullet point format with cross references to summary descriptions in the “Summary of Principal Risks” section. However, Item 2(c)(1) of Form N-1A calls for a “narrative” risk disclosure. Therefore, it is the view of the Staff that the Principal Risks section of the Fund Summary should be expanded to include a more narrative description and summary of the principal risks, rather than a bullet point identification of those risks.

Response:    Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 99, as filed on May 27, 2005, the Registrant’s Post-Effective Amendment No. 135, as filed on June 13, 2008, and the Registrant’s Post-Effective Amendment No. 142, as filed on October 3, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 99, 135 and 142.10

[8]	Id. See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4, (defining a “foreign issuer”).

[9]	Letter to Registrants at II.A (Feb. 22, 1993).

[10]

See PEA 99 Letter, at 2; see also PEA 135 Letter, at 3; see also Letter from Megan C. Johnson to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 142, at 1 (Dec. 16, 2008).

Brion Thompson May 21, 2009 Page 7

The PIMCO Funds have been using the bullet-point risk disclosure in all of their combined and stand-alone prospectuses since 1999. See, e.g., Letter from Keith T. Robinson, Dechert LLP, to Keith Gregory, SEC Staff, July 23, 1999. General Instruction C(1)(a) of Form N-1A provides that “[t]he requirements of Form N-1A are intended to promote effective communication between a fund and its prospective investors. A fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the fund, using concise, straightforward, and easy to understand language. A fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Risks” section clearly and effectively identifies the principal risks of the Fund and is consistent with the intent of Form N-1A, as evidenced in General Instruction C(1)(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in the Fund, and make it easy for shareholders to find the more detailed descriptions of those risks and to compare the principal risks of the Registrant’s various series at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within the Fund Summary.

Comment 6:    In the “Fund Summary” section, the Registrant currently lists “Short Sale Risk” as a principal risk of investing in the Fund. The “Principal Investments and Strategies” section, however, does not discuss engaging in short sales as a principal investment strategy of the Fund. Please confirm whether engaging in short sales is a principal investment strategy of the Fund and, if so, include a discussion of this strategy in the Fund Summary.

Response:    Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 131, as filed April 10, 2008 and the Registrant’s Post-Effective Amendment No. 148, as filed January 2, 2009, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Post-Effective Amendment Nos. 131 and 148.11

Short selling is not a principal investment strategy of the Fund. As disclosed in the revised “Characteristics and Risks of Securities and Investment Techniques—Short Sales” section of the Prospectuses, however, the Fund may engage in short selling to the extent permitted by the 1940 Act and rules and interpretations thereunder. When the Fund engages in short selling, the Fund will be subject to “Short Sale Risk” as noted in the Fund Summary. Given the anticipated nature

[11]

See Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 131, at 4 (June 23, 2008); see also PEA 148 Letter, at 4.

Brion Thompson May 21, 2009 Page 8

of short sale positions and the level of attendant risk, the Registrant believes that the current disclosure is appropriate.

Comment 7:    In the “Fund Summary” section, the Registrant currently lists “Short Sale Risk” as a principal risk of investing in the Fund. Please confirm whether the “Other Expenses” line item under the “Annual Fund Operating Expenses” table will include dividend expenses paid on short sales.

Response:    The Registrant will include dividend expenses paid on short sales, to the extent any securities shorted pay dividends, in the “Other Expenses” line item under the “Annual Fund Operating Expenses” table.

Comment 8:    In the “Management of the Fund—Individual Portfolio Manager” section, provide the information about the individual portfolio manager required by Item 5(a)(2) of Form N-1A.

Response:    Comment accepted. The Fund will include the following disclosure about the individual portfolio manager:

Portfolio Manager	Since	Recent Professional Experience
Brigitte Posch	*	Executive Vice President, PIMCO. She joined PIMCO in 2008 and is a member of the emerging markets portfolio management team. Prior to joining PIMCO, she was a managing director and head of Latin American securitization and trading at Deutsche Bank (2006-2008). Ms. Posch was previously a director with Ambac, responsible for developing asset- and mortgage-backed securities in emerging markets (2005-2006). Before joining Ambac, she was a vice president and senior credit officer with Moody’s Investors Service (1998-2005).

* As of the date of this prospectus, the Fund has not commenced operations.

Statement of Additional Information

Comment 9:    The Staff notes that Item 16(f)(2) of Form N-1A requires the Registrant to describe and provide certain information regarding any on-going arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. The “Disclosure of Portfolio Holdings” section of the Statement of Additional Information should meet the requirements of Item 16(f)(2).

Brion Thompson May 21, 2009 Page 9

Response:    Comment acknowledged. To the best of the Registrant’s knowledge, the “Disclosure of Portfolio Holdings” section of the Statement of Additional Information discloses the Registrant’s on-going arrangements to make available information about the Fund’s portfolio securities to any person.

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning Post-Effective Amendment No. 152 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the under signed at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 21, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 152 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 18, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Brent R. Harris
Brent R. Harris
President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng